

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

>   **Re: Fantex, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 19, 2014**
>   **File No. 333-192476**

Dear Mr. French:

We have reviewed your response to our letter dated March 12, 2014 and have the following additional comments.

<u>Prospectus Cover Page</u>

1. The first sentence of the second paragraph refers to a "best efforts, all or nothing" offering for 421,100 shares. This is inconsistent with the second risk factor on page 71 and the third bullet on page 179. Please revise for consistency or explain how any revisions to the terms of your offering will be consistent with Exchange Act Rules 10b-9 and 15c2-4. Additionally, to the extent that you may receive a decreased amount in offering proceeds, please explain at an appropriate section of the prospectus how you will pay the remaining amount under the Brand Contract.

<u>EJ Manuel may suffer from an injury, page 55</u>

2. We note your reply to prior comment 6. We note that Troy Aikman, whom you reference, missed five games his first season due to a broken finger, according to an article in the Los Angeles Times. Please provide us with information drawn from the list of quarterbacks with whom you grouped EJ Manuel to support your contention that Manuel's particular knee injuries are commonplace.

Critical Accounting Policies, page 92

Fair Value of Financial Instruments, page 93

EJ Manuel Estimated Brand Income, page 100

3. In your response to prior comment 13, you indicate that higher discount rates for EJ Manuel were used to address the higher degree of uncertainty in making estimations of future endorsement contracts for EJ Manuel given that he has only played for one season in the NFL and given that he currently plays for the Buffalo Bills. Please quantify for us, with a view toward enhanced disclosure, the amount of increase in the discount rate that was attributable to the following three factors: (i) EJ Manuel's inexperience in the NFL, (ii) his playing for the Buffalo Bills, a team that has not had great success recently, and (iii) his playing in a smaller media market.

Business, page 121

Enhancing Brand Value, page 123

4. We note your response to prior comment 18 and reissue. You may express beliefs in a prospectus but there should be a reasonable basis for the belief. Please provide us with support for your belief that a couple of thousand shareholders, presumably moderately dispersed geographically, could have a measurable impact on generating additional endorsement contracts and thereby additional income in a brand.

Underwriting (Conflicts of Interest), page 177

5. We note your revised disclosure in the third bullet point on page 179. Please explain to us how this is consistent with the guidance in Securities Act Sections Compliance and Disclosure Interpretation 139.26 regarding reconfirmations of reservations if the offering prices below or more than 20% above the estimated offering price.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
       Latham & Watkins LLP